Issuer Free Writing Prospectus filed pursuant to Rule 433 supplementing the Prospectus dated March 31, 2016 Registration No. 333-210502

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GM Financial Right Notes Help

FAQ

GM Financial Information

Investing & Redeeming

Statements

Alerts

1099 Reprints

Transaction Search

Funds Availability

Exporting a File

Funds Transfer

IVR Set Up

Glossary

System Requirements

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GM Financial Information

Where can I find more information on GM Financial?

A: Information can be found at the Investor Center of GM Financial’s website. On the site you can access information on GM Financial’s earnings results, our filings with the Securities and Exchange Commission and our current investor presentations. Questions regarding GM Financial can be emailed to investor.relations@gmfinancial.com .

What are Right Notes?

The GM Financial Right Notes program is a direct investment in demand notes issued by General Motors Financial Company, Inc. The Notes pay a variable rate of interest and are redeemable at anytime. The Notes are not a bank account or a money market fund and are not FDIC insured. They are offered in the U.S. by prospectus only.

Is this the old GMAC program?

No it is not. GM Financial Right Notes are direct investments with General Motors Financial Company, Inc. which is 100% owned by General Motors.

Are Right Notes the same as Ally Demand Notes?

No. The GM Financial Right Notes are debt securities issued by General Motors Financial — a wholly owned subsidiary of GM. Ally Demand Notes are securities issued by Ally Financial.

Are Right Notes replacing Demand Notes?

No. Right Notes are a separate and distinct security being issued solely by General Motors Financial. General Motors Financial is the sole obligor on the Notes and is obligated to pay the principal of and interest on the Notes, and only its assets are available for this purpose. As to Demand Notes, we would refer you to review their prospectus which should be available on their website.

Is Ally Financial no longer a subsidiary of General Motors?

No it is not.

Investing & Redeeming

How do I invest in the program?

Initial investments must be made via an electronic ACH investment for a minimum of $500 drawn on a U.S. financial institution in U.S. dollars. Following your initial investment, you may increase your investment by means of:

•	An electronic ACH investment made either through a one-time, self-initiated transaction or established recurring transactions; or

•	A wire transfer investment from an external bank account owned by you

Is there a minimum investment required?

Yes, the minimum initial investment is $500.

What happens if I allow my investment balance to fall below $500?

If you fall below the $500 minimum monthly investment balance for three (3) consecutive months, we will notify you in writing that we intend to close your investment.

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Can I directly invest a portion of my net pay/pension or Social Security deposit in the Right Notes?

Yes! If you are a current GM/GMF employee, please log into your account at ADP iPay and select the Direct Deposit tab. There you can add/change your bank account information. You will need BNY/ Mellon’s Bank Transit number (043302493) and your 14-digit Right Notes number. If you are a retiree of General Motors, please contact the GM Pension Center at 1-800-489-4646 and provide BNY/Mellon’s Bank Transit number and your 14-digit Right Notes number. For recipients of Social Security who have an online account, you can make changes to your direct deposit at ssa.gov.

How are interest rates determined?

The Right Notes bear interest at a rate as determined by the GM Financial Right Notes Committee. The interest rate on the Right Notes is subject to change on Thursday of each week, with any change being effective the following Monday.

How often is interest compounded and paid?

Interest is compounded on a daily basis and will be credited to your Right Notes on the last business day of each calendar month. Unless you have elected automatic monthly interest redemption, your interest will be automatically reinvested in the Right Notes on the day it is credited.

How do I redeem a portion of my investment?

You may redeem a portion of your investment in GM Financial Right Notes through the following methods:

•	Electronic ACH redemption, with a minimum of $50, may be made either through a one-time self-initiated transaction or established recurring transactions.

•	Wire transfer, with a $1,000 minimum per transaction, may be used to redeem investments for a transaction fee.

Monthly Interest redemption is available through the establishment of a recurring electronic ACH transaction.

How do I close out or redeem in full my GM Financial Right Notes?

In order to redeem your Right Notes in full and close them, please contact a Customer Service Representative at 1-844-556-1485 and request that a close-out check be sent to the registered address on file. Investors may redeem Right Notes in full online by electronically withdrawing the current available balance. Any accrued interest on your Notes will be paid to you via a bank check within five (5) business days the following month.

How do I set up recurring investments?

Recurring investments can be established on our website by clicking on the “Funds Transfer” tab and selecting “Create New Recurring Funds Transfer Instructions” link. You can also set up recurring investments by calling 1-844-556-1485 and following the prompts.

Statements

How far back can I request a statement?

You can request a statement for the last 36 months.

How can I obtain a statement for my investment?

Statements are generated at the end of each calendar month and will be available online within three (3) business days at the end of each month.

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When do interest rates change?

Interest rates are updated each Thursday and become effective the following Monday. For more information, please refer to the Prospectus.

How do I change my address?

You can change your address online via the Notes Profile tab by clicking on the ‘Change Addresses’ button at the bottom of the screen. You can also request an address change for your Notes by printing and completing the Notes Change Form. From the Investor Services page, open the Notes Change Form, complete, sign and mail the form to the address indicated on the form.

Alerts

What types of Alerts can I receive?

System Alerts will automatically be generated to notify you when your investment balance goes below the minimum or becomes negative, or if a transaction you initiated fails or is returned. A System Alert will also be generated to notify you when there is one remaining occurrence of a recurring instruction left. To view alerts, click on the Alerts link in the left hand navigation box.

How do I set up a new Alert?

In the Alerts section, either click on Edit Alerts to view existing Alerts (if you are uncertain whether a similar Alert may have been established) or click on Create Alerts and follow the step-by-step instructions on that page. You can create a Custom Alert to receive notification of when specific situations or transactions occur, such as:

•	When your ledger balance is over or under a certain amount

•	When a transaction is posted

When does an Alert become effective?

Alerts become effective immediately.

How soon after an event will I be alerted?

Alerts are processed nightly so you will receive alerts each morning for any events that occurred the previous business day. Alerts are sent between 4 a.m. and 7 a.m. Eastern Time (ET).

Can my Alerts be delivered to my email address?

Any Custom Alert you create may be routed to one or more email addresses of your choosing. The System Alert to notify you of a below minimum or negative balance can also be routed to your email address. But the other System Alerts can only be viewed by accessing the Alerts section of the website.

How do I go about routing an Alert to my email?

First, set up your email address in the Route Alerts page. Then you will either need to Edit Alerts to send an existing Alert to the new address or Create Alerts to establish a new Alert. You may select a balance level, or one or more transaction types. You can then establish if you want to identify conditions greater than, less than or equal to set amounts.

Will Alerts sent to my personal email address contain my Right Notes Number(s)?

No. External emails will indicate the nature of the alert (e.g., below minimum balance). To obtain details regarding your investment, you must log on to the Right Notes website.

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Can I put an Alert on hold?

You can temporarily de-activate an existing Alert on the Edit Alerts page.

Can I delete an existing Alert?

You can cancel an existing Alert by going to Edit Alerts and clicking the Delete checkbox to select the Alert(s) that you would like to cancel. In addition, you can remove previously delivered Alerts from your list by clicking in the Delete box. Alerts are automatically deleted from the list after 30 days.

Can I “undelete” an Alert if I delete it?

No, once you click “Delete Selected” you will need to go to the Create Alerts page and set up the Alert again.

Is there any way to view an Alert that has been automatically deleted after 30 days?

No, you cannot retrieve Alerts that have timed out and been deleted.

1099 Reprints

How far back can I request a 1099 reprint?

You can request a 1099 reprint for the last two (2) years.

Transaction Search

How do I find a specific transaction?

The Notes Summary page initially shows the last 30 days of activity in your Right Notes investment. You can use selection criteria such as date range, type of transaction and/or specific amount of transactions to refine your search.

1.	Select a date range or ALL

2.	Select a specific transaction type or ALL

3.	Display transactions less than, greater than, or equal to a specific amount, or select ALL

Click ENTER to view the transactions that meet your selected criteria.

How far in the past are Right Notes transactions or balance changes available via the website?

Currently, 36 months of Right Notes history is available via the website.

Funds Availability

When can I redeem funds from an online investment posted to my Right Notes?

Per the Prospectus, investments are subject to a five (5) business day hold and are available for redemption on the sixth (6th) business day. You may redeem the funds using an electronic funds transfer debit that is established as part of the Standing Instructions, or a wire transfer that is either ad hoc or part of your standing instructions.

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When does interest start accruing on deposits to my Rights Notes?

Interest starts accruing on the day the investment is posted.

Exporting a File

How do I export a file to financial software (like Microsoft Money)?

After selecting a set of transactions using the Notes Summary, you can opt to export the transactions by clicking the Export button. A pop-up box will then prompt you to specify the format of the file being created and the location (drive and filename) of the exported file.

Funds Transfer

The Funds Transfer page provides links that allow you to: View Notes/Accounts Available for funds transfer, Update or delete instructions, or Create new instructions.

IVR Set Up

How do I establish my new automated phone system (IVR) Password?

Upon dialing 1-844-556-1485, select Option 1 and follow the IVR script. You will be prompted to enter your Right Notes number. Next you will be prompted to enter the primary Right Notes holder’s ZIP code of the registered address on file. Then you will be prompted to enter the last four digits of the primary Right Notes holder’s Social Security number. The final step will be to enter your new password of 6 to 8 numeric digits only and then re-enter the password to verify it.

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Glossary

ACH (The Automated Clearing House Network)

The ACH Network is a highly reliable and efficient nationwide batch-oriented electronic funds transfer system governed by the NACHA OPERATING RULES, which provide for the inter-bank clearing of electronic payments for participating depository financial institutions. The Federal Reserve and Electronic Payments Network act as ACH Operators, central clearing facilities through which financial institutions transmit or receive ACH entries.

ACH payments include:

•    Direct Deposit of payroll, Social Security and other government benefits, and tax refunds

•    E-checks

•    E-commerce payments

•    Federal, state and local tax payments

Alert	An email notification regarding transaction or balance changes to your investment.

Current Available Balance	The dollar amount available for immediate withdrawal from your total investment. This balance is sometimes referred to as good funds or immediately available funds.

Comma-Separated Values Format (CSV)	A comma-delimited file format that includes text and values that can be imported into Microsoft Excel and other spreadsheet applications. Columns of data that are separated by commas and each row of data ends in a carriage return.

CSR	CSR represents Customer Service Representative on the Standing Instructions screen.

Current Activities	Investments or redemptions that have been processed since the last business day. These items are not yet posted to the investment and will not appear on the Profile History.

Current Interest Rate	The interest rate established by the GM Financial Right Notes Committee for the current week.

Current Ledger Balance	The amount of your investment as of the end of the last business day.

Export	To send a group of transactions from a Right Notes number to another software package.

Interest Paid—Last Year	The amount of taxable interest calculated and posted to your investment for the prior tax year.

Interest Paid—YTD	Taxable interest posted to your investment for the current year through the end of the prior month.

IVR	IVR represents Interactive Voice Response unit or Automated Phone transaction device on the Standing Instructions screen.

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Glossary (cont.)

Messages	Communication between a Right Notes investor and customer service. Communication is considered confidential and is contained within the Right Notes website session.

OFX	Open Financial Exchange, identified primarily as a file format used with Microsoft Money.

Open Date	The date an investment was originally opened.

PDF	Portable Document Format; a printable format supported by Adobe Systems.

Posting Date	The business date on which a transaction is posted to your Right Notes number. This is the date that will appear with the transaction on your statement.

Profile Information	Information about the investment including balances, interest paid, taxes withheld and information about the investor(s) such as addresses and other contact information.

QFX	Quicken Financial Exchange, used with Quicken software.

Registered Mailing Address	The address specified by the investor on the Right Notes Investment or Change Form where all correspondence about the Notes to this address, including statements and 1099INTs will be sent.

Right Notes Number	The number used by the processing agent to uniquely identify an investment for an investor.

Seasonal Address	An alternate Registered Mailing Address (in the United States) that will be in effect for a specified time period as defined by you. The seasonal address is optional and can be defined on either the Investment Form or Notes Change Form.

Standing Instructions	Instructions for either recurring or on-request funds movement that an investor has on file for their investment. The Standing Instructions can be communicated to the processing agent online or via a signed copy of the Change Form.

Systems Alert	An alert that is automatically sent when an investment balance is below a minimum amount or negative. System alerts are sent to the Alerts Inbox. You may also choose to have system alerts routed to one or more electronic addresses for receipt by external email, mobile email or a PDA.

Taxes Withheld—Last Year	If taxes have been withheld, the amount of taxes that have been withheld and paid on your behalf to the Internal Revenue Service for the prior year.

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Taxes Withheld—YTD	If taxes have been withheld, the amount of taxes that have been withheld and paid on your behalf to the Internal Revenue Service for the current year through the end of the prior month.

TR	TR represents the Transit and Routing number or routing transit number (RTN) or ABA number on the Standing Instructions screen. It is the nine-digit code on the bottom of negotiable instruments such as checks that identifies which financial institution it is drawn upon. This code is also used by ACH to process direct deposits and other automated transfers.

System Requirements

Operating system: Windows XP or higher

Internet browser: Internet Explorer 9.0 or higher

Minimum 28.8 KB modem connectivity

Minimum 128-bit encryption

Preferred screen display setting is 1024 by 768 pixels